UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

66987M604
(CUSIP Number)

Andrea L. Mancuso 505 Huntmar Park Drive, Suite 325 Herndon, VA 20170 (703) 865-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604	Page 2 of 5 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings 2, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,067,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,067,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,067,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604	Page 3 of 5 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,067,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,067,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,067,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604	Page 4 of 5 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed on September 16, 2014, as amended by Amendment No. 1 filed on November 21, 2014, Amendment No. 2 filed on February 26, 2015 and Amendment No. 3 filed on March 30, 2015 (as amended, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Novatel Wireless, Inc. (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

This Schedule 13D is being filed by HC2 Holdings 2, Inc., a Delaware corporation (“HC2 Holdings”), and HC2 Holdings, Inc., a Delaware corporation (“HC2” and, together with HC2 Holdings, the “Reporting Persons”). The business address of each of the Reporting Persons is 505 Huntmar Park Dr., Suite 325, Herndon, VA 20170.

The Shares reported in this Schedule 13D are held directly by HC2 Holdings. HC2 Holdings is a wholly owned subsidiary of HC2. HC2 does not directly own any securities of the Issuer. However, as a result of HC2’s ownership of all of HC2 Holdings’ equity, HC2 may be deemed to beneficially own the securities of the Issuer directly owned by HC2 Holdings. HC2 specifically disclaims beneficial ownership in the Shares reported herein, except to the extent it actually exercises voting or dispositive power with respect to such Shares.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HC2 Holdings and HC2 has been updated and is listed on Schedule A hereto under the heading “HC2 Holdings Executive Officers and Directors” and “HC2 Executive Officers and Directors,” respectively. Certain additional information required by this Item 2 and General Instruction C to Schedule 13D is set forth on Schedule A which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 13,067,382 Shares, representing the beneficial ownership of 25.3% of the Shares, based on 50,126,853 Shares outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the warrant issued on March 26, 2015 (the “March 2015 Warrant”).

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 13,067,382 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 13,067,382 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 13,067,382 Shares, representing the beneficial ownership of 25.3% of the Shares, based on 50,126,853 Shares outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the March 2015 Warrant.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 13,067,382 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 13,067,382 Shares.

(c) The Reporting Persons are filing this Amendment No. 4 because HC2 Holdings will be able to exercise the March 2015 Warrant in the following 60 days, as a result of which the Reporting Persons are deemed to beneficially own the Shares underlying the March 2015 Warrant. No other transactions with respect to the Shares have occurred, except as already reported in the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2015

HC2 Holdings 2, Inc.
By:	/s/ Michael Sena
	Name:	Michael Sena
	Title:	Chief Financial Officer and Director

HC2 Holdings, Inc.
By:	/s/ Michael Sena
	Name:	Michael Sena
	Title:	Chief Financial Officer

Exhibit A

HC2 Holdings Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue 30th Floor New York, NY 10022	U.S.	President, Chief Executive Officer and Chairman of the Board of Directors

Keith Hladek	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Vice Chairman, Chief Operating Officer and Director

Michael Sena	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Chief Financial Officer and Director

Andrea L. Mancuso	505 Huntmar Park Dr. Suite 305 Herndon, VA 20170	U.S.	General Counsel and Corporate Secretary

HC2 Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue 30th Floor New York, NY 10022	U.S.	President, Chief Executive Officer and Chairman of the Board of Directors

Robert M. Pons	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Executive Vice President of Business Development and Director

Keith Hladek	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Chief Operating Officer

Michael Sena	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Chief Financial Officer

Paul Voigt	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Senior Managing Director

Ian Estus	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Managing Director - Investments

Andrea L. Mancuso	505 Huntmar Park Dr. Suite 305 Herndon, VA 20170	U.S.	General Counsel and Corporate Secretary

Wayne Barr, Jr.	450 Park Avenue 30th Floor New York, NY 10022	U.S.	Director

Robert V. Leffler, Jr.	505 Huntmar Park Dr. Suite 305 Herndon, VA 20170	U.S.	Director

Daniel Tseung	505 Huntmar Park Dr. Suite 305 Herndon, VA 20170	Hong Kong	Director

Neither of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, neither of the Reporting Persons, and none of the executive officers or directors of the Reporting Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the SEC and Harbinger Capital Partners LLC (“HCP LLC”), Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”) LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone (collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that HCP LLC and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by HCPSS to Philip Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of HGI’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.